SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

NOVARAY MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 28,393,387 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 28,393,387

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,393,387

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [    ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.8%

14           TYPE OF REPORTING PERSON

IN

Page 2 of 11 pages

CUSIP No.:  N/A

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 28,393,387 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 28,393,387

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,393,387

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.8%

14           TYPE OF REPORTING PERSON

IA

Page 3 of 11 pages

CUSIP No.:  N/A

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

CO

Page 4 of 11 pages

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

PN

Page 5 of 11 pages

CUSIP No.:  N/A

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14           TYPE OF REPORTING PERSON

OO

Page 6 of 11 pages

ITEM 1.                      Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of NovaRay Medical, Inc., a Delaware corporation (the “Company” or the “Issuer”), with its principal executive offices located at 39655 Eureka Drive, Newark, California 94560.

ITEM 2.                      Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (“Master Fund”); (2) Vision Capital Advisors, LLC, a Delaware limited liability company (“Investment Manager”); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and, together with the Master Fund, “Funds”); (4) VCAF GP, LLC, a Delaware limited liability company (“General Partner”); and (5) Adam Benowitz, a United States Citizen (“Mr. Benowitz”).  The General Partner serves as the general partner of VCAF.  The Investment Manager serves as the investment manager of each Fund.  Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles.  The principal business of the General Partner is serving as the general partner of VCAF.  Mr. Benowitz’s principal occupation is serving as the Managing Member of the Investment Manager.

Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the “Directors and Officers”).

(d)–(e)                      During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Schedule 13D were from working capital of the Funds, and the amount of funds totaled in the aggregate approximately $26,978.670.

ITEM 4.                      Purpose of Transaction.

Prior Purchases of Securities of the Issuer

From December 27, 2007 through October 27, 2009, the Master Fund and VCAF purchased or otherwise acquired from the Issuer in a series of transactions the following securities of the Issuer (which are currently held by the Master Fund and VCAF):  (1) 1,757,024 shares of Series B Convertible Participating Preferred Stock (“Series B Preferred Stock”) (convertible into 17,570,240 shares of Common Stock); (2) Series A Warrants to purchase 1,248,439 shares of Common Stock; (3) Series B Warrants to purchase 2,070,726 shares of Common Stock; (3) Bridge Warrants to purchase 1,833,333 shares of Common Stock; and (4) Series J-A Warrants to purchase 3,121,100 shares of Common Stock.  All of the foregoing derivative securities provide that they cannot be exercised or converted to the extent that after giving effect thereto the beneficial ownership of the Master Fund, VCAF and their affiliates would exceed 4.99% of the Issuer’s then issued and outstanding Common Stock (“Beneficial Ownership Limitation”) (which restriction in each case can be lifted upon 61 days notice).

Page 7 of 11 pages

March 11, 2010 Note and Warrant Purchase Agreement

On March 11, 2010, the Issuer entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) with the Master Fund (attached as an exhibit to the Issuer’s Current Report on Form 8-K, as filed with the SEC on March 19, 2010).  Under the Purchase Agreement, the Issuer executed and delivered to the Master Fund (a) a Series A-1 10% Senior Secured Convertible Note in the aggregate principal amount of $1,075,000.00 (the “Note”) (secured by all of the assets of the Issuer), and (b) a Common Stock Warrant to purchase an aggregate of 716,666 shares of Common Stock (“Common Stock Warrant”).  The Note is mandatorily convertible into the same type or package of securities of the Issuer issued or issuable by the Issuer in a “Qualified Financing” upon the occurrence of such Qualified Financing.  A “Qualified Financing” shall occur when a sale by the Issuer of shares of equity to one or more purchasers generates not less than gross proceeds to the Issuer of $5,000,000.  The Common Stock Warrant expires on March 31, 2015 and is exercisable into shares of Common Stock at any time at the option of the Master Fund at an initial exercise price of $0.15 per share; provided that the Common Stock Warrant cannot be exercised to the extent that after giving effect thereto the beneficial ownership of the Master Fund, VCAF and their affiliates would exceed the Beneficial Ownership Limitation of the then issued and outstanding shares of Common Stock (which restriction can be lifted upon 61 days notice).

Also on March 11, 2010, the Issuer issued the Master Fund a Series B Warrant to purchase an aggregate of 1,833,333 shares of Common Stock (the “Series B Warrant”) in consideration of the settlement of all claims relating to the issuance of warrants in connection with the conversion of Senior Secured 12% Convertible Bridge Notes dated as of July 2, 2009 held by the Master Fund for Series B Preferred Stock issued pursuant to the terms of the Series B Participating Preferred Stock and Warrant Purchase Agreement dated as of October 27, 2009.  The Series B Warrant expires on October 27, 2014 and is exercisable into shares of Common Stock at any time at the option of the Master Fund at an initial exercise price of $0.15 per share; provided that the Series B Warrant cannot be exercised to the extent that after giving effect thereto the beneficial ownership of the Master Fund, VCAF and their affiliates would exceed the Beneficial Ownership Limitation of the then issued and outstanding shares of Common Stock (which restriction can be lifted upon 61 days notice).

As of March 11, 2010, the Reporting Persons have determined to calculate their beneficial ownership in the Issuer’s Common Stock without regard to the 4.99% conversion/exercise limitations described in this Item 4.

Exchange Agreements

On March 11, 2010, the Issuer entered into (a) an Exchange Agreement with the Master Fund (“Master Fund Exchange Agreement”) and (b) an Exchange Agreement with VCAF (“VCAF Exchange Agreement”; and, together the Master Fund Exchange Agreement, “Exchange Agreement”).  Pursuant to the terms of the Exchange Agreement, the Issuer exchanged the 1,757,024 shares of Series B Preferred Stock owned by the Master Fund and VCAF, in their entirety, for 1,757,024 shares of the Issuer’s newly issued Series B-1 Convertible Participating Preferred Stock (“Series B-1 Preferred Stock”).   The Series B-1 Preferred Stock is convertible at any time, at the Master Fund’s or VCAF’s election, and has no expiration date.  However, neither the Master Fund nor VCAF, as the case may be, may acquire shares of Common Stock upon conversion of the Series B-1 Preferred Stock to the extent that such conversion would result in such holder and its affiliates beneficially owning in excess of the Beneficial Ownership Limitation of the then issued and outstanding shares of Common Stock (which restriction can be lifted upon 61 days notice). Each holder of Series B-1 Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock of the Company into which the shares of Series B-1 Preferred Stock of such holder are convertible into as of the applicable record date.  Holders of Series B-1 Preferred Stock vote together with the holders of Common Stock as a single class.
Page 8 of 11 pages

Board Membership

Pursuant to the terms of the Purchase Agreement, the Master Fund has the right to appoint three of the seven directors to the Issuer’s board of directors (“Board of Directors”).  Further, pursuant to the terms of the Certificate of Designation of the Series B-1 Convertible Participating Preferred Stock, the Master Fund, VCAF and the other holders of Series B-1 Preferred Stock have the right to elect a majority of the members of the Board of Directors, which right may be exercised at any time after March 31, 2010.

General

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           The Master Fund and VCAF, collectively, have the ability to acquire 28,393,387 shares of Common Stock through the exercise or conversion of derivative securities and thus beneficially own 28,393,387 shares of Common Stock, representing 74.8% of all of the Issuer’s outstanding Common Stock.  The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 9,580,587 shares of Common Stock outstanding as of October 31, 2009, as reported on the Issuer’s Form 10-Q filed on November 12, 2009. Further, as described in Item 4 above, as of March 11, 2010, the Reporting Persons have determined to calculate their beneficial ownership in the Issuer’s Common Stock without regard to the 4.99% conversion/exercise limitations contained in the derivative securities held by the Reporting Persons.

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 28,393,387 shares of Common Stock reported herein.

Page 9 of 11 pages

(c)           Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                      Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Note and Warrant Purchase Agreement by and among NovaRay Medical, Inc. and the Purchasers (as defined therein), dated as of March 11, 2010*

3.	Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Participating Preferred Stock*

4.	Form of Series A-1 Senior Secured 10% Convertible Note*

5.	Form of Common Stock Warrant to Purchase Shares of Common Stock*

6.	Form of Series B Warrant to Purchase Shares of Common Stock*

7.	Exchange Agreement between NovaRay Medical, Inc. and Vision Opportunity Master Fund, Ltd., dated as of March 11, 2010*

8.	Exchange Agreement between NovaRay Medical, Inc. and Vision Capital Advantage Fund, L.P., dated as of March 11, 2010*

* Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on March 19, 2010.

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By: __/s/ Adam Benowitz _______
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 11 of 11 pages

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Master Fund.

MASTER FUND DIRECTORS

Adam Benowitz                                 (US Citizen)
Managing Member
Vision Capital Advisors, LLC (a private investment management firm)
20 West 55th Street, Fifth Floor
New York, New York 10019

Robert Arnott (British/Cayman Citizen)
Box 31695
Grand Cayman KY1-1207
Cayman Islands
Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

Peter Young (Cayman Citizen)
Zephyr House, 5th Floor
122 Mary Street
P.O. Box 1748
Grand Cayman KY1-1109
Cayman Islands
Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

MASTER FUND EXECUTIVE OFFICERS

None.

EXHIBIT INDEX

Exhibit No.                                Document

1.	Joint Filing Agreement

2.	Note and Warrant Purchase Agreement by and among NovaRay Medical, Inc. and the Purchasers (as defined therein), dated as of March 11, 2010*

3.	Certificate of Designation of the Relative Rights and Preferences of the Series B-1 Convertible Participating Preferred Stock*

4.	Form of Series A-1 Senior Secured 10% Convertible Note*

5.	Form of Common Stock Warrant to Purchase Shares of Common Stock*

6.	Form of Series B Warrant to Purchase Shares of Common Stock*

7.	Exchange Agreement between NovaRay Medical, Inc. and Vision Opportunity Master Fund, Ltd., dated as of March 11, 2010*

8.	Exchange Agreement between NovaRay Medical, Inc. and Vision Capital Advantage Fund, L.P., dated as of March 11, 2010*

* Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on March 19, 2010.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of NovaRay Medical, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  March 29, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By: __/s/ Adam Benowitz _______
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)